UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 11 September 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr Iain Ross

Chairman

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

MARKET RELEASE

11 September 2017

NOVOGEN PRESENTS AT RODMAN & RENSHAW CONFERENCE

Sydney, 11 September 2017 – Australian oncology-focused biotechnology company Novogen Ltd (ASX: NRT; NASDAQ: NVGN) is pleased to release the presentation that CEO, Dr James Garner will be presenting at the Rodman & Renshaw 19th Annual Global Investment Conference being held in New York.

Dr James Garner will be presenting in New York at the Lotte New York Palace Hotel on Monday 11 September at 9:35 am, EDT.

ENDS

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. A second clinical program, TRXE-002-01 (Cantrixil) commenced a phase I clinical trial in ovarian cancer in December 2016. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

For more information, please visit: www.novogen.com

An emerging oncology drug developer with two clinical-stage programs Novogen Limited September 2017 NRT NVGN

Forward-Looking Statements 1 This presentation contains “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Executive Summary •Novogen is an oncology-focused biotechnology company, listed on ASX and NASDAQ •Lead asset is GDC-0084 for GBM, an orally-administered small molecule PI3K inhibitor licensed from Genentech –PI3K class is well-validated, with one commercial product on market: Zydelig (idelalisib) from Gilead –PI3K / Akt / mTOR pathway shown to be upregulated in 85-90% of GBM tumours –GDC-0084 well differentiated from class; able to cross blood-brain barrier –Genentech has successfully completed a large (n=47) phase I study in recurrent GBM patients, demonstrative a favourable safety profile and promising indications of clinical efficacy –GDC-0084 is ready to begin phase II studies in first-line GBM, with protocol concept developed, experienced clinical sites enthusiastic to participate, and 45kg of drug substance already manufactured and on hand •Cantrixil, lead asset from in-house discovery programs, is currently in a phase I clinical trial in ovarian cancer in United States and Australia •Company strategy is to build a diversified pipeline over the medium term by in-licensing undervalued assets that have been deprioritised by pharmaceutical companies and developing them to value inflection    2

Agenda •Corporate Overview •GDC-0084 •Cantrixil •Investment Hypothesis    3

Novogen has a well-diversified portfolio of assets, stretching from preclinical to mid-stage clinical 4 Lead Optimisation Preclinical Proof-of-Concept IND-Enabling Tox & CMC Phase I Clinical Trials Phase II Clinical Trials Patent Expiry SBP TRXE-002-1 Cantrixil 2035 SBP TRXE-009 Trilexium 2035 PI3K GDC-0084 2032 Ovarian Cancer Solid Tumours Glioblastoma Multiforme Phase II 2H 2017 CLINICAL DEVELOPMENT Data 1H 2018 PRECLINICAL DEVELOPMENT & DISCOVERY ATM Next-Gen ATM Solid Tumours TBD Pipeline Licensed from Genentech in late 2016 after completion of phase I clinical trial Derived from historical in-house discovery program Discovery program largely co-funded by Australian Government grant of AU$ 3 million over three years

A strong team brings international experience in big pharma and biotech 5 Board Management Team Scientific Advisory Board Board & Management Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Dr Gordon Hirsch Chief Medical Officer Physician / MBA; 20 years of pharma industry experience Dr Peng Leong Chief Business Officer 18 years of BD and investment banking experience Kate Hill Company Secretary Chartered accountant, and former audit partner at Deloitte Iain Ross Chairman Executive and Board roles in pharma and small biotech Bryce Carmine Deputy Chairman 36 years executive experience in Eli Lilly Steven Coffey Non-Executive Director Chartered accountant with extensive governance experience Dr James Garner Chief Executive Officer & Executive Director Physician / MBA; Extensive drug development experience Professor Sir Murray Brennan Emeritus Chairman of Cancer Surgery at Memorial Sloan Kettering Hospital, New York Dr Karen Ferrante Former Chief Medical Officer at Millennium Pharmaceuticals Professor Peter Gunning Head of School of Medical Sciences at University of New South Wales Professor Alex Matter Former Global Head of Oncology Research at Novartis

Agenda •Corporate Overview •GDC-0084 •Cantrixil •Investment Hypothesis    6

Glioblastoma Multiforme (GBM) is the most common form of primary brain cancer 7 GDC-0084 Lung 14 million cancer cases per annum Breast Colon Prostate Stomach No clear cause or strong risk factors 3-4 months untreated survival 12-15 months average survival with treatment Any age, but most common in 60s Five-year survival 3 – 5% ( breast cancer: 90%) Most common drug treatment is temozolomide (Temodar®), used after surgery and radiotherapy Ineffective in approximately two-thirds of patients Glioblastoma Multiforme 133,000 cases per annum worldwide Indicative Market Opportunity US$ 1 billion

GDC-0084

Current GBM standard of care is ineffective in ~65% of patients

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles

Temozolomide is clearly efficacious…



Probability of Progression-free Survival (%)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
Radiotherapy plus temozolomide
Radiotherapy
Months

…but only in ~35% with a methylated MGMT promotor



Probability of Overall Survival (%)
100
90
80
70
60
50
40
30
20
10
0
0
6
12
18
24
30
36
42
P=0.007
P=0.06
Months
Unmethylated, radiotherapy
Unmethylated, radiotherapy plus temozolomide
Methylated, radiotherapy
Methylated, radiotherapy plus temozolomide

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

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The PI3K pathway is highly relevant to GBM; GDC-0084 is differentiated within the class 9 1CW Brennan et al, Cell (2013), 155(2):462-477; 2Y Suzuki, et al. J Radiat Res (2010), 51(3):343 PI3K Activation in GBM PI3K Inhibitor Class is Diverse GDC-0084 PI3K dysregulation is associated with a worse prognosis2 PI3K pathway upregulated in ~90% of GBM cases per Cancer Genome Atlas1 0% 24% 0% 10% 20% 30% pAkt positive pAkt negative 2-Year Survival Rate GDC-0084 is a pan-PI3K inhibitor, active against all four isoforms (a b g d) Idelalisib (Gilead) – d IPI-549 (Infinity) – g Umbalisib (TG)—d a & b isoforms likely more relevant to solid tumors Differentiation Comparators Relevance GDC-0084 is a dual PI3K / mTOR inhibitor Taselisib (Genentech) – PI3K only Dual mechanism reduces bypass signalling GDC-0084 penetrates the blood-brain barrier (1:1 brain / plasma ratio) Buparsilib (Novartis) – also brain-penetrant but mood disturbances Brain / plasma ratio ≥ 1 necessary, given diffuse nature of GBM Rich preclinical data set supporting clinical development in GBM Buparsilib (Novartis) – lead indication is breast cancer GDC-0084 developed from ground up as a GBM drug

GDC-0084

Previous GBM failures are understood and can inform development of new therapies

Pharmacokinetic Failure	• Many small-molecule kinase inhibitors are not well brain-penetrant, and so reach insufficient concentration at the tumour
Tumour Genetics & Heterogeneity	• Many driver mutations for GBM, but few constitutive (e.g. EGFR disordered in ~40% of cases) • Profound heterogeneity in the tumour, and rapid evolution
Compensatory Mechanisms	• Inhibition of some downstream targets may lead to upregulation elsewhere (e.g. pure mTOR inhibitors have been associated with *worse* clinical outcomes)
Immunological Environment	• Brain is 'immunologically privileged', with profoundly different set of immunological responses, so immuno-oncology therapies and cancer vaccines are likely to face hurdles
Clinical Trial Design	• Positioning in advanced treatment failures entails an extremely 'hard-to-treat' group with limited life expectancy, creating very high bar for new therapies • Combination therapy tends to be limited by significant toxicity, and some monotherapies can be impeded by higher levels of toxicity in this population

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10

Genentech’s phase I study established a dose of 45mg and demonstrated acceptable safety 11 GDC-0084 Efficacy Signals Safety •Phase I safety trial conducted by Genentech •47 patients enrolled with advanced glioma (grade 3/4) •Most common adverse events were oral mucositis and hyperglycemia (common effects of PI3K inhibitors) •No evidence of liver, bone marrow, kidney toxicity, or mood disturbances •Data presented at American Society for Clinical Oncology annual meeting in Chicago, June 2016 GDC-0084 40% Achieved ‘stable disease’ Arresting Tumour Growth 21% Remained on study for >3 months Potentially Delaying Progression 26% Showed ‘metabolic partial response’ on FDG-PET Slowing Tumour Metabolism

40% of patients achieved stable disease, with response increasing in higher doses 12 Best % change from baseline of target lesions CR / PR: 0 SD: 19 (40%) PD: 26 (55%) GDC-0084 Disease stabilisation is consistent with a primarily cytostatic mechanism, and highly relevant for use in post-resection setting

First-line phase II study design is supported by preclinical data and KOL consultation 13 GDC-0084 Debulking surgery prior to study entry Radiotherapy + temozolomide Maintenance temozolomide Maintenance GDC-0084 R Approximately 60 sites in 5-6 countries Will target patients who are resistant to temozolomide (approximately two-thirds of glioblastoma patients) Duration: 18 months recruitment 12 months follow-up Number of patients: approx. 228 (114 per arm) prior to entering study during study Regulatory Strategy •Designed to provide robust evidence of clinical efficacy, using an endpoint, progression-free survival (PFS), that could potentially be approvable •Goal is to seek accelerated approval prior to completion of a definitive phase III study. Avastin (bevacizumab) was approved for recurrent GBM in this way •In the interim, Novogen aims special designations (ODD, FTD, etc.) to provide enhanced opportunities for regulatory engagement    n = 114 n = 114

GDC-0084

Brain metastases from non-CNS tumors represent long-term upside potential

Overview

- Estimated 100,000 - 200,000 cases/year in US
- ~10-25% adult cancer patients develop symptomatic brain mets
- Lung, breast and melanoma represent the majority of brain mets
- Frequency of brain mets increasing with better systemic control and longer survival
- Few (if any) drugs available to treat brain metastasis

Example: Breast Cancer

- ~30-44% of metastatic HER2-positive metastatic breast cancer patients have brain metastases
- Brain metastases represent the cause of death in ~50% of HER2-positive breast cancer patients
- ~40-50% of breast cancer brain metastases have disordered PI3K pathway
- Therapies that are effective for the primary tumor (e.g. Herceptin) are often ineffective for brain metastases

Next Steps

- Use GBM as a 'gateway indication', with the potential to explore registration post-phase II via accelerated approval / breakthrough designation, subject to clinical results
- Meanwhile, conduct preclinical exploration of brain metastases in partnership with identified researchers to demonstrate preclinical proof-of-concept and augment economic value of the asset

Source: E Lim & N Lim (2012). *Oncology*. 26(7):652-9; PK Brastianos, SL Carter, S Santagata, et al. (2015). *Discovery* 5:1164

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Agenda •Corporate Overview •GDC-0084 •Cantrixil •Investment Hypothesis 15

Ovarian cancer remains a disease of high unmet medical need 16 Source: GLOBOCAN; Holschneider & Berek (2000), Sem Surg Onc 19(1):3-10; Decision Resources Cantrixil Cause of death for 1 in 100 women 10% of cases are primarily genetic in origin Lung 14 million cancer cases per annum Breast Colon Prostate Stomach >60% of patients have disease spread at diagnosis 80% of patients are over 50 years of age Five-year survival 45% ( breast cancer: 90%) Chemotherapy only curative in ~20% of ovarian cancers More than half of patients with advanced disease will recur within 1-4 years Ovarian Cancer 239,000 cases per annum worldwide Indicative Market Opportunity US$ 1.5 billion

Cantrixil (TRX-E-002-1) is a novel small molecule optimized to kill tumor-initiating cells 17 First-in-class agent that kills the ‘tumor-initiating cells’ thought to be responsible for tumor recurrence and metastasis Prevents recurrence post-chemotherapy Combination treatment of TRX-E-002- 1 and paclitaxel reduces tumour recurrence in a model of disseminated, chemoresistant ovarian cancer Potentiates the destruction of ovarian cancer stem cell spheroids which are linked to migration and enhanced chemo-resistance Survival benefit over 47 days of treatment compared with the respective monotherapy controls Ref: Mol Can Ther; 15(6) June 2016 Spheroid Degraded 0 20 40 60 80 100 Number per image Control TRX 0.245 Î¼M TRX 2.45 Î¼M Number of spheroids after 48 hours of treatment with Cantrixil Cantrixil kills chemo-resistant cancer cells resulting in improved survival compared to cisplatin alone in tumour-bearing athymic nude mice Cantrixil

Cantrixil

Phase I study is designed to establish safety and tolerability, and explore potential efficacy

Trial Sites	Patient Population	Study Design	Completion
• ~6 hospitals in United States and Australia • Investigators are generally specialist gynaecological oncologists with clinical trial experience	• Women with confirmed ovarian cancer • Resistant or refractory to at least one prior line of therapy (generally a platinum compound)	• Standard dose escalation to establish maximally tolerated dose (MTD) • Expansion phase at MTD to explore signals of clinical activity	• Forecast 18 month study duration • Actual duration will depend on how many dose cohorts are required to establish MTD

Study performed under Investigational New Drug (IND) application with United States Food & Drug Administration (FDA) – provides careful validation and supports eventual product approval in United States

In addition to standard efficacy measures (via CT scan), study will measure exploratory biomarkers to seek signals of clinical activity

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Agenda •Corporate Overview •GDC-0084 •Cantrixil •Investment Hypothesis 19

Milestones and Newsflow

Calendar Year Basis

	2017	2018	2019	2020
GDC-0084	**2H** Phase I study publication **2H** FDA meeting re: GBM phase II program **2H** Initiation of GBM study	**1H** Planned FDA ODD approval **1H** Potential exploratory clinical studies with partners	**1H** Initital data from GBM study	**1H** Data from FDG-PET subgroup of GBM study
Other Programs	**2H** Maximum Tolerated Dose (MTD) from TRXE-002-1 phase I study in ovarian cancer	**1H** Completion of TRXE-002-1 phase I study in ovarian cancer		**2H** Completion of ATM discovery program and potential progression to clinic

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20

Financial Overview 21 * Adjusted for change in ASX / NASDAQ consolidation ratio on 14 July 2017 Market Capitalisation 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 Mar-17 May-17 Jul-17 Sep-17 NVGN US$ 16.2 million Shares on Issue 483 million (35% US, 65% Australia) Cash at Bank ~US$ 11.1 million Listing ASX: NRT NASDAQ: NVGN (1:100 ratio) Share Price (US$)* Outstanding Options / Warrants ~60 million Average Daily Volume ASX: 0.1% /day NASDAQ: 0.2% /day Debt Nil Average Daily Value ASX: AU$ 44K /day NASDAQ: US$ 54K /day As at 30 June 2017

•Multiple value-driving catalysts between now and 2Q 2019    •Two active clinical programs providing diversification    •Board and management brings international big pharma experience    •Ambition to source additional assets and to aggressively seek partnering opportunities with big pharma    •Lead asset in-licensed from Genentech after successful phase I Investment Summary 22 High-Quality Pipeline Clear Development Plans Careful Risk Management Proven Team Sustainable Corporate Strategy

NOVOGEN